Exhibit (a)(9)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange and the New York Stock Exchange take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any United States state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (H Share Stock Code: 0857) (ADS Stock Symbol: PTR)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (A Share Stock Code: 000618) (H Share Stock Code: 0368) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited
in relation to the H Share Offer
Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited
in relation to the H Share Offer
Independent financial adviser to the independent board committee of
Jilin Chemical Industrial Company Limited in relation to
the H Share Offer and the delisting proposal
Platinum Securities Company Limited
REVISION TO THE COMPOSITE DOCUMENT

Clarification amendments have been made to the Composite Document in response to comments received from the United States Securities and Exchange Commission (the SEC). A copy of the revised Composite Document is available free of charge at the SEC’s website at www.sec.gov.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited, on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each of Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror. On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and the despatch of the composite offer and response document (the Composite Document) relating to the H Share Offer.
*	for identification purposes only

Unless the context requires otherwise, terms defined in the Composite Document have the same meaning when used in this Announcement.
SEC FILING
On 16 November 2005, the Offeror filed with the SEC a tender offer statement on Schedule TO (the Schedule TO) in respect of the H Share Offer pursuant to Rule 14d-3 under the Exchange Act. On the same date, the Offeror and Jilin also jointly filed a Schedule 13E-3 (the Schedule 13E-3) pursuant to Rule 13e-3 under the Exchange Act, and Jilin filed a Schedule 14D-9 pursuant to Rule 14(d)(4) under the Exchange Act.
In response to comments on the Schedule TO and Schedule 13E-3 received from the SEC dated 5 December 2005, clarification amendments were made to the Composite Document, which is included as an exhibit to the Schedule TO and Schedule 13E-3. A copy of the revised Composite Document, which is attached as an exhibit to the Schedule 13E-3/A and incorporated by reference in the Schedule TO, was filed with the SEC on 9 December 2005 and is available free of charge at the SEC’s website at www.sec.gov.
Jilin H Shareholders and Jilin ADS Holders in the U.S. may read the Schedule TO, the Schedule 13E-3 and Jilin’s Schedule 14D-9 that have been filed with the SEC, which are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for additional copies of the Composite Document and other offer materials to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board	By order of the Board Jilin Chemical Industrial Company Limited Zhang Liyan Secretary to the Board
Beijing, the PRC
12 December 2005
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Yu Li, Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Ms. Yang Dongyan, Messrs Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Ms. Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information relating to Jilin in this Announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.

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